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                                          Filed by Pediatrix Medical Group, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                  Subject Company: Pediatrix Medical Group, Inc.
                                                    Commission File No. 0-267620



         The following communication contains forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future benefits of the merger, estimated date to complete the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include Pediatrix shareholder approval, the ability to successfully integrate acquired companies, control of costs and expenses, general industry and market conditions, growth rates, and general domestic and international economic conditions, including interest rate and currency exchange rate fluctuations.

         For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Pediatrix with the SEC including the discussion in Pediatrix's Form 10-K for the year ended December 31, 1999 in Item 1 in the section entitled "BUSINESS - Factors to be Considered" and the remainder of the BUSINESS section.

         Investors and security holders are advised to read the registration statement and proxy statement-prospectus filed by Pediatrix with the SEC regarding the business combination transaction referenced in the following communication when it becomes available because it will contain important information. Additionally, a detailed list of names, affiliations and interests of participants in the solicitation can be found in the proxy statement-prospectus, when available. Investors and security holders may obtain a free copy of the registration statement and proxy statement/prospectus (when available) and other documents filed by Pediatrix at the SEC's web site at www.sec.gov. The registration statement and proxy statement-prospectus and such other documents may also be obtained free of charge from Pediatrix by clicking on the link "SEC Filings" on Pediatrix's web site at www.pediatrix.com.

                          PEDIATRIX MEDICAL GROUP, INC.
                  INVESTOR RELATIONS CONFERENCE CALL TRANSCRIPT
                                FEBRUARY 15, 2001
                                 10:00 A.M. CST

MODERATOR: Ladies and gentlemen, thank you for standing by. Welcome to the Pediatrix Medical Group conference call. At this time all participants are in a listen-only mode. Later, we will conduct a question and answer session. As a reminder, this conference is being recorded, Thursday, February 15, 2001. I would now like to turn the conference over to Mr. Bob Kneeley. Please go ahead, sir.

BOB KNEELEY: Thank you, Matt. Good morning everyone, and thanks for joining the call. Today we have very good and very important news regarding the merger of Pediatrix and Magella. Before we turn the call over to our executives, I wanted to read our forward-looking statement. Except for historical information, matters discussed today on this call include forward-looking statements that involve risks and uncertainties, including, but not limited to, business, financial and integration risks associated with the announced merger; risks that the approval of Pediatrix shareholders may not be obtained; and risk that the merger transaction will not be consummated. In addition, Pediatrix details other risk factors in our


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filings from time to time with the US Securities & Exchange Commission. These risks and uncertainties could cause actual results to differ materially from those projected or anticipated in the forward-looking statements. With that now, I would like to turn this over to our Chief Executive Officer, Roger Medel, for some comments.

ROGER MEDEL: Thank you, Bob. Good morning, and welcome to today's investor conference call. As you know by now, today we announced some very significant news, news that we believe is extremely positive for both Pediatrix and Magella, our respective shareholders, our associates, and our clients. Joining me this morning are John Carlyle, CEO of Magella Healthcare Corporation; Kris Bratberg, Pediatrix's President; and Karl Wagner, Pediatrix's Chief Financial Officer.

The Board of Directors of both Pediatrix Medical Group and Magella Health Care Corporation have approved a definitive agreement to merge the two physician groups. This is a very exciting merger because it makes sense on many fronts. Pediatrix and Magella are very similar organizations. We both provide physician management services to the same types of doctors, neonatologists and perinatologists. Their subspecialties are extremely focused areas of medicine.

The models we utilize to provide these physician services are very similar. Many of our physicians know and respect each other and now our management teams know and respect each other as well. This merger will significantly enhance Pediatrix's presence in several key markets including Dallas, Boston, Las Vegas and Orange County, California, where we currently practice. Plus add a significant presence in several new markets such as San Antonio, Boise, Anchorage, and others.

In two important markets this merger brings perinatologists and neonatologists together as part of the same group, an important feature of both of our strategies.

Both Pediatrix and Magella are financially stable businesses with strong earnings and cash flows. Both have strong growth prospects. Combined, the organization is stronger than either one on its own. When the transaction is completed the combined EBITDA will be greater than the total debt on the balance sheet. This merger is creating an extremely well capitalized company, with extremely good growth prospects.

For more than three years, Pediatrix and Magella have been competing for acquisitions, for recruiting physicians, for recruiting nurse practitioners, and in some markets payor contracts and for hospital contracts. Obviously, that competition will now cease. Clinically, the level of expertise and the amount of data captured within our combined practices is unprecedented. This merger greatly enhances our ability to perform clinical research and to attract research grants from industry.

Those are the highlights of this transaction. I want to talk with you for a few minutes about the strategic fit and why we're so excited about the opportunities that will be available to us once we close this transaction. Our CFO Carl Wagner, will discuss the structure and timing of the deal. And as I said earlier, John Carlyle, Magella's CEO, is also on the call, available to answer questions that you may have.

I also would like to address some concerns that you may have. First, Pediatrix is issuing a very significant number of shares. On a fully diluted basis, the number of shares outstanding is increasing to approximately 24.4 million shares from 16.4 million today. The current shareholders of Magella will receive approximately one third of the pro forma combined outstanding shares. This is a large number of shares, but we are extremely confident that this transaction is in the best interest of our shareholders. We expect that it will be immediately accretive to our earnings per share and dramatically more accretive to our earnings per share if and when the proposed accounting change for goodwill becomes effective.



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Independent of this transaction, our ability to complete additional acquisitions remains strong. We intentionally did not utilize our business development resources to perform what was extensive due diligence on Magella. Additionally, we believe this exciting merger transaction will initiate discussions with other independent practices that might not occur as quickly.

A few minutes ago I used the word "catalyst" to describe this transaction. For the past two years, Pediatrix has been in a defensive mode, working towards resolution of a number of external issues. Today, we close the door on that chapter. With this transaction, Pediatrix is moving forward, positioned to expand our leading presence in two related physician subspecialties.

One of the compelling considerations of this merger rests within the power of numbers. As many of you know, Pediatrix is the nation's largest physician group of neonatal and perinatal specialists, employing a total of 450 physicians. We practice neonatal medicine in 24 states and Puerto Rico, employing 390 physicians who staff more than 155 hospital-based neonatal intensive care units. In addition, in ten of those markets where we provide neonatal care, we also employ a total of 60 perinatal physicians who care for mothers with complicated pregnancies.

Magella was founded in 1998 and backed by the investment firm of Welsh, Carson, Anderson, and Stowe. During the past three years they have been a formidable competitor in certain markets and a clinical partner in others. Today, Magella has 80 neonatal physicians who practice in 30 neonatal intensive care units in eight states: Alaska, Georgia, Idaho, Indiana, Iowa, Missouri, Nevada and Texas. They employ 29 perinatal physicians who practice in six markets in three states:
Texas, Iowa and California.

Our networks overlap in several markets. In Las Vegas, for example, Magella's neonatal physicians practice in the same hospital as our perinatal group. In southern California, we provide neonatal physician services while Magella physicians provide perinatal services. There are significant opportunities to work closely in those markets.

Combining both groups means over 550 physicians practicing in 27 states in 185 hospital-based neonatal intensive care units. The power of our numbers will be very compelling for several reasons. The business of healthcare is driven by local market share. Both groups have been very successful in building critical mass in a number of markets across the country. We built sufficient size to counter the market clout of the payors. Combining our operations will create additional critical mass in a number of important markets. But the power of numbers story reaches far beyond the payor environment. Look at the combined annualized run rate of 800,000 neonatal intensive care unit patient days. That's an average daily census of approximately 2,200 babies being care for in intensive care units.

For years, we've demonstrated the power that comes from collecting clinical outcomes data. Last year, for example, we signed the contract with Forest Laboratories to study two FDA approved drugs used in the neonatal population. Forest came to us because we have the ability to quickly enroll a large number of patients and to manage a clinical trial. We believe that the power of our combined daily censuses, which really is the ability to tap into the most robust clinical outcomes data in this specialty, will be a magnet for other physicians who are currently practicing in smaller groups.

Obviously, in reaching an agreement to merge these companies, we performed extensive financial, legal and operational due diligence on Magella. As important, the shareholders for Magella and the principals of Welsh, Carson, and Anderson and Stowe have taken an extensive look at Pediatrix's operations - clinical, financial, management and legal.




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Following completion of this transaction, Welsh Carson will be the largest shareholder of Pediatrix with just under 15% of our shares. Obviously they are placing a very large stake in the long-term viability of the Pediatrix/Magella combination. They believe that the value of the practices together is far greater than the sum of its parts.

In addition, as we announced in this morning's press release, our Board will be expanded to include three new directors. They are Dr. Ian Ratner, a founder of Magella, and the Chairman and Chief Medical Officer; John Carlyle, Magella's CEO; and Scott Mackesy, with Welsh Carson.

I want to discuss with you the greatest challenge that we see once this merger is completed and that is the process of integrating these practices. We believe that this risk is mitigated for a number of reasons. First, I want to remind you that practice integration happens to be a particular strength at Pediatrix. Since 1995, we have acquired more than 60 physician group practices, building our practice from less than 100 physicians to more than 450. Our annual physician retention rate is approximately 96%. So obviously, we're doing the right thing in terms of introducing physicians into our practice and supporting them after they join our group.

Second, Pediatrix and Magella have very similar structures. Magella has followed the same physician employment model that has been so successful at Pediatrix. Like us, they've managed to avoid the conflicts of interest that decimated the physician practice management companies in recent years.

Third, the physicians at both Pediatrix and Magella have demonstrated a commitment to patient care, and therefore we believe the cultural fit will make for a smooth integration process. While the scale of the complete integration is certainly larger than anything we've undertaken, we believe that when taken on a market-by-market basis, it presents a challenge that is very similar to those that we have faced and conquered in the past. Therefore, I am comfortable in committing to you that upon the closing of this transaction we will be ready to quickly and smoothly integrate Magella into Pediatrix's national group practice.

At this point I am going to ask our Chief Financial Officer Karl Wagner to briefly run through the structure of this transaction. Karl?

KARL WAGNER: Thank you, Roger. I want to spend a few minutes talking about the consideration being used in this exciting transaction. As we stated in our press release, upon completion of this transaction we will issue 6.8 million shares of Pediatrix common stock to purchase the capital stock and warrants of Magella. Pediatrix will assume the obligation to issue up to 1.35 million shares of our common stock pursuant to Magella's stock option plan. These options are held by Magella's physicians, management and employees.

In addition, we will assume $23.5 million of subordinated notes, which would be convertible into approximately one million shares of Pediatrix stock. As a component of this transaction, several individuals including Welsh Carson and senior management of both companies will enter into a lock up agreement. In addition to the equity to be issued, Magella has bank debt of approximately $25 million and we will be using our line of credit to eliminate their balance. The combination of the shares that will be issued and the assumption of debt places the value of this transaction at approximately $190 million.

This transaction will be accounted for under purchase accounting. And accordingly, we will record between $130-140 million in goodwill. Our pro forma calculations indicate that upon closing we will have a total of approximately
22.7 million shares of Pediatrix common stock outstanding before considering the dilutive effect of the options in convertible stock. On a fully diluted basis, we will have approximately 24.4 million shares outstanding.



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Upon completion of this transaction, we will have total debt of less than $70 million, including $45 million on a revolving line of credit and $24 million of convertible notes.

Excluding the impact of our $6.5 million charge against revenue, the combined companies would have had approximately $329 million in revenue and $70 million in EBITDA in 2000. In addition, the combined companies would have generated cash flow in excess of $50 million in 2000.

I want to spend some time walking through some pro forma calculations this time. Based upon current run rates and growth estimates, we expect that the combined revenue of Pediatrix and Magella will be approximately $370 million in 2001. I want to remind you that since the transaction is expected to close during the second quarter of this year, we'll only see a half-year impact of the combination in our 2001 numbers.

We forecast that the combined companies will generate EBITDA of approximately $85 million during 2001, excluding any anticipated cost savings from this transaction. Again, assuming a second quarter closing date, we will not see the full impact on Pediatrix's 2001 income statement. Based on our forecast, this transaction is immediately accretive to 2001 earnings per share for Pediatrix.

In evaluating this transaction, we have conservatively estimated cost savings of between $2-3 million, most of which will be completed at closing of the transaction. We also expect that the savings could increase as we complete our integration. While cost savings are a component of this transaction, we are more excited about the potential growth opportunities created by bringing these companies together. Over the next few weeks we will be fine-tuning our quarterly projections for the combined companies and we will publicly provide additional guidance for 2000. At this point I would like to turn the call back to Roger.

R. MEDEL: Thanks, Karl. Before taking your calls, let me again summarize the highlights of this transaction. Once combined, our 550-physician group will be practicing on 27 states and Puerto Rico, generating more than 800,000 neonatal intensive care unit patient days. Our pro forma calculations suggest more than $80 million of annual EBITDA before any synergies are achieved. This transaction will be accretive to earnings per share upon closing.

We're confident that we have built an environment where physicians practice medicine free from any of the non-clinical challenges of running a practice. Therefore, we expect that our combined company will become a more attractive destination for other physician groups.

At this point I would like to ask the operator to please open the call to questions from our analysts.

MODERATOR: Thank you, sir. Our first question comes from Paul Goulekas. Please go ahead with your question.

PAUL GOULEKAS: Good morning. What amortization period would you be using for the goodwill?

K. WAGNER: We'll be using a 25 year amortization period. Both companies have historically used 25 years; we have always used that. And that is pretty much the standard in the industry and we'll use that to go forward.

P. GOULEKAS: How should we think about your acquisition pipeline? I think you had guided the $40 million, is this included in that or should we think that over and above this acquisition you can do individual practices in the $40 million range?




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KRISTEN BRATBERG: Yes, thanks for asking that question. It's an important point.
On the call earlier this week we talked about our pipeline. That discussion really was independent of this transaction. We view this as a strategic merger, and very important and exciting in its own right but we are still separately very excited about our pipeline. The $40 million number that we talked about I did indicate that that was a cash investment and is not at all part of this transaction.

P. GOULEKAS: That's very helpful. Just so I understand, those pro forma '01 numbers of $370 revenue, $85 EBITDA that would be if you owned for the full year, not six months?

K. WAGNER: That is correct.

MODERATOR: Thank you, sir. Our next question comes from Angie Sanfillippo. Please go ahead with your question.

B. BONELLO: Hi, guys. It's actually Bill Bonello. Can you hear me?

R. MEDEL: Hi, Bill, we hear you fine. You sound not quite like Angie.

BILL BONELLO: I am glad to hear that. I was wondering if you can possibly, if we can back into this from the numbers that you gave us, but I'm wondering if you have any quantification of the immediate accretion?

K. WAGNER: It's hard to determine what the immediate accretion is under the accounting rules. Some of that is going to depend on different closing stock prices at certain times, and things like that. We do expect some accretion immediately when we complete the transaction some time in the second quarter. But it's hard to quantify at this point dependent upon the final goodwill number we end up at.

B. BONELLO: That's fine. And in terms of the debt you're taking on, or the borrowing you're going to do on your credit facility, can you give us some sense of what the interest rate is now on that?

K. WAGNER: Our interest rate in our current line of credit is LIBOR plus two basis points, 200 basis points, sorry. So in the 7 1/2% range at this point.

B. BONELLO: Okay. And finally in terms of the lock up that you mentioned, can you give any more detail on the period that that's for?

K. BRATBERG: It's a six-month lock up period. The one exception to that is Welsh Carson, and this will be explained more fully in the S-4, but Welsh Carson, on a very limited basis, can sell some of its stock three months after the closing but they're actually locked up for more than six months, because they are allowed to sell approximately a third of the shares that they receive over a nine month period. Where they are allowed to sell some shares beginning three months after the transaction close, they're actually in a longer lock up period than the rest of the people in lock up.

B. BONELLO: Okay, that's helpful. And then I'm sorry, one more question and this is just repeating what somebody asked on the first question, but I want to be crystal clear.

MODERATOR: Sir, I do show that his line is still active. Mr. Bonello, can you hear me?

ANGIE SANFILLIPO: I think that's me that you see on your line. I had patched him in, I think we lost him. You may continue.




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MODERATOR: One moment please for our next question. Mr. Kneeley, there are no further questions at this time, you may continue.

R. MEDEL: Okay. At this point if there are no further questions, thank you for listening this morning.

MODERATOR: Ladies and gentlemen, that does conclude the conference for today. Thank you for participating and using AT&T Executive Teleconferencing, you may now disconnect.






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